Divakar Gupta +1 212 479 6474 dgupta@cooley.com

August 2, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Tara Harkins
Al Pavot
Abby Adams
Irene Paik

Re:	Adagio Therapeutics, Inc.
Registration Statement on Form S-1
Filed July 16, 2021
CIK No. 0001832038
File No. 333-257975

Ladies and Gentlemen:

On behalf of Adagio Therapeutics, Inc. (the “Company”), we are providing this letter in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) Division of Corporation Finance contained in its letter, dated July 26, 2021 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1, filed on July 16, 2021.

The Company is concurrently filing Amendment No. 1 to its Registration Statement on Form S-1 (the “Registration Statement Amendment”), which reflects changes made in response to certain of the comments contained in the Comment Letter.

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Registration Statement Amendment. Capitalized terms used but not otherwise defined in this letter shall have the meanings set forth in the Registration Statement Amendment.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

August 2, 2021

Page Two

Registration Statement on Form S-1 filed July 16, 2021

Prospectus Summary, page 1

1.

We note your revised disclosure in response to our prior comment 2 that you are conducting a combined Phase 2/3 global clinical trial designed to provide a path to authorization, marketing approval and commercial launch in 2022. Please further revise your disclosure to provide time frames over which you have control, such as the timing of your submissions to the FDA. For those over which you have no control, revise to clarify that you may not meet your time frames for submission, and if you do, there is no guarantee the FDA would approve your submission, and no guarantee they would do so in your anticipated time frame.

In response to the Staff’s comment, the Company has revised the disclosure throughout the Registration Statement Amendment, including on pages 4, 114, 115, 124 and 132 of the Registration Statement Amendment.

* * * *

Please direct any questions or further comments concerning the Registration Statement or this response letter to either the undersigned at (212) 479-6474, Ryan Sansom of Cooley LLP at (617) 937-2335 or Courtney Tygesson of Cooley LLP at (312) 881-6680.

Sincerely,

/s/ Divakar Gupta

Divakar Gupta

cc:	Tillman U. Gerngross, Ph.D., Adagio Therapeutics, Inc.
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP
Roshni Banker Cariello, Davis Polk & Wardwell LLP

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com